

13013503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Strategic Advisors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3100 W 7th Street, Suite 300
(No. and Street)

Fort Worth	Texas	76107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Crawford   817/877-9980
                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartman Leito & Bolt LLP
(Name – *if individual, state last, first, middle name*)

6050 Southwest Blvd., Suite 300	Fort Worth	Texas	76109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Jeff Crawford__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Western Strategic Advisors, LLC__ , as of __December 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 

Hartman Leito & Bolt, LLP
Accountants and Consultants

WESTERN STRATEGIC ADVISORS, LLC

Financial Statements and Supplemental Schedules

As of and For the Year Ended December 31, 2012

(With Independent Auditor's Report)

Fort Worth 6050 Southwest Blvd. | Suite 300 | Fort Worth, Texas 76109 | phone 817.738.2400 fax 817.738.1995
Dallas   1600 Viceroy Drive | Suite 720 | Dallas, TX 75235 | phone 214.689.5600 | fax 214.689.5699
www.hlbllp.com

WESTERN STRATEGIC ADVISORS, LLC

Financial Statements and Supplemental Schedules

As of and For the Year Ended December 31, 2012

(With Independent Auditor's Report)

WESTERN STRATEGIC ADVISORS, LLC

TABLE OF CONTENTS

	Page
Facing page to Form X-17A-5	1A
Affirmation of officer	1B
Independent Auditor's Report	2
Financial Statements:	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
Supplemental Schedules:	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	11
Statement of Changes in Liabilities Subordinated to Claims of Creditors	12
Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 of the Securities and Exchange Commission	13
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	14
Agreed Upon Procedures Report	16



Hartman Leito & Bolt, LLP
Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Western Strategic Advisors, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Western Strategic Advisors, LLC (the "Company") as of December 31, 2012 and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Fort Worth 6050 Southwest Blvd. | Suite 300 | Fort Worth, Texas 76109 | phone 817.738.2400 | fax 817.738.1995
Dallas 1600 Viceroy | Suite 720 | Dallas, TX 75235 | phone 214.689.5600 | fax 214.689.5699
www.hlbllp.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplemental schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplemental schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Hartman Leito & Bolt, LLP

February 20, 2013
Dallas, Texas

WESTERN STRATEGIC ADVISORS, LLC
Statement of Financial Condition
December 31, 2012

ASSETS:

Cash	$	539,546
Accounts receivable, net		3,462
Total assets	$	543,008

LIABILITIES AND MEMBER'S EQUITY:

Commitments and contingencies		-
Member's equity	$	543,008
Total liabilities and member's equity	$	543,008

WESTERN STRATEGIC ADVISORS, LLC
Statement of Income
For the Year Ended December 31, 2012

REVENUES:		
Merger and acquisition fees	$	9,847,855
Interest income		6,273
Other commission income		70,477
Total revenues		9,924,605
EXPENSES:		
Management fees		9,881,000
Professional fees and other		28,811
Total expenses		9,909,811
Net income	$	14,794

WESTERN STRATEGIC ADVISORS, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

Balance at January 1, 2012	$	528,214
Net income		14,794
Balance at December 31, 2012	$	543,008

WESTERN STRATEGIC ADVISORS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	14,794
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in accounts receivable		4,460
Net cash provided by operating activities		19,254
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
Net increase in cash		19,254
Cash at beginning of year		520,292
Cash at end of year	$	539,546

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business

Effective August 16, 2003, the partners of Western Strategic Advisors, LLP converted their shares into Western Strategic Advisors, LLC, (the "Company") a Texas Limited Liability Company. On January 1, 2006, all members' equity of the Company was transferred to Western Commerce Group, LLC. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Securities Investor Protection Corporation, which insures customers' deposits up to $500,000 including $100,000 in cash.

The Company is in the business of merger and acquisition consulting. They also have the ability to sell mutual funds, variable annuities and variable life insurance. The Company cannot take possession of customer funds. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

(b) Accounts Receivable

Accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends. No allowance was recorded at December 31, 2012.

(c) Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes. The Company is subject to income tax under the Texas State Margin Tax. However, these taxes were not material for inclusion. Currently, the Company is not under examination for income tax purposes by any taxing jurisdiction. Open tax years subject to examination are as follows:

State of Texas	2008 to present
United States	2009 to present

The Company follows the guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) *Accounting for Uncertainty in Income Taxes*. Under this guidance, a company must recognize the tax benefit associated with tax positions taken for tax return purposes when it is more-likely-than-not that the position will be sustained. The Company does not believe there are any unrecognized tax benefits that should be recorded. For the year ended December 31, 2012 there were no interest or penalties recorded or included in the statement of operations.

(d) Management's Estimates and Assumptions

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from these estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Statement of Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(f) Concentrations of Credit Risk

The Company sells mutual funds, variable annuities, and variable life insurance policies, which results in accounts receivable arising from commissions earned. The Company does business with several companies in the securities industry and thus believes that its receivable credit risk exposure is limited.

During the year ended December 31, 2012, merger and acquisition fees made up 99% of the Company's revenue. These fees were received from eleven customers.

In addition, financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions. Cash exceeding federally insured limits totaled approximately $243,000 at December 31, 2012.

(g) Recent Accounting Pronouncements

The Company's management has evaluated the recently issued accounting pronouncements through the date these financial statements were available to be issued and has determined the application of these pronouncements will have no material impact on the Company's financial position and results of operations.

2. RELATED PARTY TRANSACTIONS

Pursuant to a management service agreement with an affiliated company, the Company pays an annual fee, as defined by the management agreement. For the year ended December 31, 2012, the Company expensed $9,881,000 related to this agreement for management services to conduct efficiently the Company's business with its customers, namely the business of a broker-dealer.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had regulatory net capital, as defined under SEC Rule 15c3-1, of $543,008, which was $538,008 in excess of its required regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0%.

(Continued)

4. <u>COMMITMENTS AND CONTINGENCIES</u>

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

5. <u>SUBSEQUENT EVENT</u>

The date to which events occurring after December 31, 2012, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is February 20, 2013, which is the date the financial statements were available to be issued.

(Concluded)

SUPPLEMENTAL SCHEDULES

COMPUTATION OF NET CAPITAL:

Total member's equity	$543,008
Less: Non-allowable assets	-
Net capital	543,008
Net capital requirement	5,000
Excess net capital	$538,008

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by Western Strategic Advisors, LLC and included in the Company's unaudited Part IIA Report Filing as of December 31, 2012.

WESTERN STRATEGIC ADVISORS, LLC
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2012

Claims at January 1, 2012	$ -
Additions	-
Reductions	-
Claims at December 31, 2012	$ -

WESTERN STRATEGIC ADVISORS, LLC
Information Relating to the Possession
or Control Requirements under SEC Rule 15c3-3
of the Securities and Exchange Commission
For the Year Ended December 31, 2012

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section k(2)(i) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted as the Company, cannot take possession of customer funds.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2012.



Independent Auditor's Report on Internal Control Required by
SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming
an Exemption From SEC Rule 15c3-3

Board of Directors
Western Strategic Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Western Strategic Advisors, LLC (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Fort Worth 6050 Southwest Blvd. | Suite 300 | Fort Worth, Texas 76109 | phone 817.738.2400 | fax 817.738.1995
Dallas 1600 Viceroy | Suite 720 | Dallas, TX 75235 | phone 214.689.5600 | fax 214.689.5699
www.hlbllp.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hartman Leito & Bolt, LLP

February 20, 2013
Dallas, Texas

(Concluded)



Hartman Leito & Bolt, LLP
Accountants and Consultants

AGREED UPON PROCEDURES REPORT

To the Board of Directors of
Western Strategic Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Western Strategic Advisors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hartman Leito & Bolt, LLP

February 20, 2013
Dallas, Texas

Fort Worth 6050 Southwest Blvd. | Suite 300 | Fort Worth, Texas 76109 | phone 817.738.2400 | fax 817.738.1995
Dallas 1600 Viceroy | Suite 720 | Dallas, TX 75235 | phone 214.689.5600 | fax 214.689.5699
www.hlbllp.com